                                  NEWS RELEASE


Trading Symbol:       NCT/TCCPR/TCDPR       Contact:  GLENN VOTEK
Exchange:             NEW YORK                        EXECUTIVE VICE PRESIDENT
                                                      & TREASURER
                                                      (973) 397-3066


         AT&T CAPITAL RECEIVES CONSENTS TO FINALIZE TOPrS TENDER OFFER

MORRISTOWN, NEW JERSEY, AUGUST 19, 1998 -- AT&T Capital Corporation, a wholly owned subsidiary of Newcourt Credit Group Inc., announced today that it received consents from the holders of record of a majority of the outstanding US$200,000,000 9.06% Trust Originated Preferred Securities (the 'Securities') issued by Capita Preferred Trust, an affiliate of the company, to certain proposed amendments to the terms of the Securities thereby enabling the company to finalize its previously announced tender offer (the 'Offer') for the Securities.

In accordance with the terms of the Offer, the expiration date will be extended to expire on 12:00 Midnight (New York City time) on Wednesday, August 26, 1998. It is expected that payment will be made for the Securities on Tuesday, September 1, 1998 (the 'Settlement Date') unless the Offer is further extended.

The purchase price for Securities validly tendered and not withdrawn on or prior to the Expiration Date is $29.69 per Security (the 'Purchase Price'), plus an amount equal to any accrued and unpaid distribution accumulated on each tendered Security up to but not including the Settlement Date, net to the seller in cash. This Offer represents a $2.94 (or 11%) per security premium over the May 20, 1998 closing price (the last trading date prior to the Company's public announcement of its intention to redeem the Securities) on the New York Stock Exchange.

                                     -more-

Securities not tendered will be redeemed by the company on the Settlement Date for a price of $29.95 per Security (the 'Redemption Price'), plus accrued and unpaid distribution accumulated on each redeemed Security up to, but not including the Settlement Date, net to the seller in cash. The Redemption Price is less than the Purchase Price being offered by company for the tender of the Securities in the Offer. If the company accepts for payment and purchases Securities tendered in the Offer, the non-tendering holders will only receive the Redemption Price for those Securities not validly tendered.

The dealer manager for the Offer is Merrill Lynch & Co. The information agent is Georgeson & Company Inc. Questions or requests for assistance may be directed to Merrill Lynch toll-free at (888) 654-8637 or to the information agent toll-free at (800) 223-2064.

AT&T Capital Corporation is a wholly owned subsidiary of Newcourt Credit Group Inc. Newcourt is one of the world's leading sources of asset-backed financing serving the corporate and commercial markets with owned and managed assets of US$23.1 billion (C$34.0 billion) and a global capability in 24 countries. The Trust Preferred Securities trade on the New York Stock Exchange under the symbols 'TCCPR' or 'TCDPR'.